UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Obsidian Energy Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

674482 10 4

(CUSIP Number)

David A. lorber

FRONTFOUR CAPITAL GROUP LLC
35 Mason Street, 4th Floor
Greenwich, Connecticut 06830
(203) 274-9050

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,313,652
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,313,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,313,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		23,941,995
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

23,941,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,941,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		601,400
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

601,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

601,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		601,400
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

601,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

601,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR ENERGY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		588,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

588,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

588,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR ENERGY GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		588,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

588,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

588,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

STEPHEN LOUKAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		254,650
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		30,503,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

254,650
	10	SHARED DISPOSITIVE POWER

30,503,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,757,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

DAVID A. LORBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		600,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		30,503,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

600,000
	10	SHARED DISPOSITIVE POWER

30,503,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,103,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

ZACHARY GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		30,503,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

30,503,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,503,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

MATTHEW GOLDFARB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		124,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

124,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

124,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

STEVEN P. EVANS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

MICHAEL J. FAUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 674482 10 4

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)       This statement is filed by:

(i)	FrontFour Capital Group LLC, a limited liability company formed under the laws of the State of Delaware (“FrontFour Capital”);
(ii)	FrontFour Master Fund, Ltd., an exempted company formed under the laws of the Cayman Islands (the “Master Fund”);
(iii)	FrontFour Opportunity Fund, an investment trust formed under the laws of British Columbia, Canada (the “Canadian Fund”);
(iv)	FrontFour Capital Corp., a corporation formed under the laws of British Columbia, Canada (“FrontFour Corp.”);
(v)	FrontFour Energy Fund, a limited partnership formed under the laws of Ontario, Canada (the “Energy Fund”);
(vi)	FrontFour Energy GP Inc., a corporation formed under the laws of Ontario, Canada (“Energy Fund GP”);
(vii)	Stephen Loukas (“Mr. Loukas”);
(viii)	David A. Lorber (“Mr. Lorber”);
(ix)	Zachary George (“Mr. George”);
(x)	Matthew Goldfarb (“Mr. Goldfarb”);
(xi)	Steven P. Evans (“Mr. Evans”); and
(xii)	Michael J. Faust (“Mr. Faust”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are hereby filing a joint Schedule 13D.

14

CUSIP No. 674482 10 4

(b)       The principal business address of each of FrontFour Capital, FrontFour Corp., the Canadian Fund and Messrs. Loukas, Lorber and George is 35 Mason Street, 4th Floor, Greenwich, Connecticut 06830. The principal business address of the Master Fund is c/o Intertrust Cayman, 190 Elgin Avenue, George Town, Grand Cayman KY1-9007, Cayman Islands. The principal business address of each of the Energy Fund and Energy Fund GP is 200 Bay Street, Suite 3800, Toronto, Ontario, M5J 2Z4 Canada. The principal business address of Mr. Goldfarb is c/o Southport Midstream Partners, LLC, 191 Post Road West, Westport, Connecticut 06880. The principal business address of Mr. Evans is 380 Lake Shore Drive, Coldspring, Texas 77331. The principal business address of Mr. Faust is 10608 Alethas Mountain Way, Anchorage, Alaska 99507. The directors, executive officers and principals of each of FrontFour Capital, the Master Fund, the Canadian Fund, FrontFour Corp. and Energy Fund GP and their principal occupations and business addresses are set forth on Schedule A attached to the initial Schedule 13D (“Schedule A”) and are incorporated by reference in this Item 2. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(c)       The principal business of each of the Master Fund, the Canadian Fund and the Energy Fund is investing in securities. The principal business of FrontFour Capital is serving as the investment manager of the Master Fund and of accounts it separately manages (the “Separately Managed Accounts”). The principal occupation of each of Messrs. Loukas, Lorber and George is serving as a managing member and principal owner of FrontFour Capital. By virtue of these relationships, each of FrontFour Capital and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly beneficially owned by the Master Fund and the Separately Managed Accounts.

The principal business of FrontFour Corp. is serving as the investment manager of the Canadian Fund. Messrs. Loukas, Lorber and George are the principal owners and the directors of FrontFour Corp. By virtue of these relationships, each of FrontFour Corp. and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly beneficially owned by the Canadian Fund.

The principal business of Energy Fund GP is serving as the general partner of the Energy Fund. Messrs. Loukas, Lorber and George are the principal owners and directors of Energy Fund GP. By virtue of these relationships, each of Energy Fund GP and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly owned by the Energy Fund.

The principal occupation of Mr. Goldfarb is serving as a managing member of Southport Midstream Partners, LLC, a private equity backed investment vehicle focused on energy infrastructure projects in North America. Mr. Evans is retired and currently serves as a director of Venari Resources, a deepwater Gulf of Mexico exploration and production start-up. The principal occupation of Mr. Faust is serving as the lead independent director of SAExploration Holdings, Inc., an oilfield service company.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

15

CUSIP No. 674482 10 4

(f)       Messrs. Loukas, Lorber, George, Goldfarb, Evans and Faust are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares and call options purchased by each of the Master Fund and the Canadian Fund, the Shares and call options held in the Separately Managed Accounts and the Shares purchased by the Energy Fund, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 21,217,195 Shares owned directly by the Master Fund is approximately $23,948,654, including brokerage commissions. The aggregate purchase price of the call options exercisable into 2,724,800 Shares owned directly by the Master Fund is approximately $548,267, including brokerage commissions. The aggregate purchase price of the 533,500 Shares owned directly by the Canadian Fund is approximately CAD$1,123,633, including brokerage commissions. The aggregate purchase price of the call options exercisable into 67,900 Shares owned directly by the Canadian Fund is approximately $13,654, including brokerage commissions. The aggregate purchase price of the 4,764,357 Shares held in the Separately Managed Accounts is approximately $8,788,687, including brokerage commissions. The aggregate purchase price of the call options exercisable into 607,300 Shares held in the Separately Managed Accounts is approximately $125,588, including brokerage commissions. The aggregate purchase price of the 588,000 Shares owned directly by the Energy Fund is approximately CAD$974,526, including brokerage commissions. The aggregate purchase price of the 254,650 Shares owned directly by Mr. Loukas is approximately $298,226, including brokerage commissions, and were purchased with personal funds. The aggregate purchase price of the 600,000 Shares owned directly by Mr. Lorber is approximately $836,705, including brokerage commissions, and were purchased with personal funds. The aggregate purchase price of the 124,500 Shares owned directly by Mr. Goldfarb is approximately $342,375, including brokerage commissions, and were purchased with personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 20, 2018, the Master Fund issued a press release announcing its intent to nominate Messrs. Loukas, Goldfarb, Evans and Faust for election to the Board of Directors of the Issuer at its 2018 annual meeting of stockholders (the “2018 Annual Meeting”). A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

(a)                The aggregate percentage of Shares reported owned by each person named herein is based upon 504,340,988 Shares outstanding as of December 31, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Form 40-F filed with the Securities and Exchange Commission on March 8, 2018.

16

CUSIP No. 674482 10 4

As of the close of business on the date hereof, the Master Fund beneficially owned directly 23,941,995 Shares (including 2,724,800 Shares underlying certain call options exercisable within 60 days of the date hereof), the Canadian Fund beneficially owned directly 601,400 Shares (including 67,900 Shares underlying certain call options exercisable within 60 days of the date hereof), 5,371,657 Shares (including 607,300 Shares underlying certain call options exercisable within 60 days of the date hereof) were held in the Separately Managed Accounts, the Energy Fund directly owned 588,000 Shares, Mr. Loukas directly owned 254,650 Shares, Mr. Lorber directly owned 600,000 Shares and Mr. Goldfarb directly owned 124,500 Shares, constituting approximately 4.7%, less than 1%, approximately 1.1%, less than 1%, less than 1%, less than 1% and less than 1%, respectively, of the Shares outstanding.

FrontFour Capital, as the investment manager of the Master Fund and the Separately Managed Accounts, may be deemed to beneficially own the 29,313,652 Shares directly beneficially owned by the Master Fund and held in the Separately Managed Accounts, constituting approximately 5.8% of the Shares outstanding.

FrontFour Corp., as the investment manager of the Canadian Fund, may be deemed to beneficially own the 601,400 Shares directly beneficially owned by the Canadian Fund, constituting less than 1% of the Shares outstanding.

Energy Fund GP, as the general partner of the Energy Fund, may be deemed to beneficially own the 588,000 Shares directly owned by the Energy Fund, constituting less than 1% of the Shares outstanding.

Mr. Loukas, as a managing member and principal owner of FrontFour Capital, a principal owner of FrontFour Corp. and a principal owner and director of Energy Fund GP, may be deemed to beneficially own the 30,503,052 Shares directly beneficially owned in the aggregate by the Master Fund, the Canadian Fund and the Energy Fund and held in the Separately Managed Accounts, which, together with the 254,650 Shares he directly owns, constitute approximately 6.1% of the Shares outstanding.

Mr. Lorber, as a managing member and principal owner of FrontFour Capital, a principal owner of FrontFour Corp. and a principal owner and director of Energy Fund GP, may be deemed to beneficially own the 30,503,052 Shares directly beneficially owned in the aggregate by the Master Fund, the Canadian Fund and the Energy Fund and held in the Separately Managed Accounts, which, together with the 600,000 Shares he directly owns, constitute approximately 6.2% of the Shares outstanding.

Mr. George, as a managing member and principal owner of FrontFour Capital, a principal owner of FrontFour Corp. and a principal owner and director of Energy Fund GP, may be deemed to beneficially own the 30,503,052 Shares directly beneficially owned in the aggregate by the Master Fund, the Canadian Fund and the Energy Fund and held in the Separately Managed Accounts, which constitute approximately 6.0% of the Shares outstanding.

17

CUSIP No. 674482 10 4

As of the close of business on the date hereof, Messrs. Evans and Faust did not beneficially own any Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)               Each of the Master Fund, FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Master Fund.

Each of FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Accounts.

Each of the Canadian Fund, FrontFour Corp. and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Canadian Fund.

Each of the Energy Fund, Energy Fund GP and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Energy Fund.

Mr. Loukas has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him.

Mr. Lorber has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him.

Mr. Goldfarb has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him.

(c)                The transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days are set forth on Schedule B attached hereto. All of such transactions were effected in the open market except as otherwise set forth therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The second, third and fourth paragraphs of Item 6 are hereby amended and restated as follows:

18

CUSIP No. 674482 10 4

The Master Fund has (a) purchased call options (i) referencing an aggregate of 1,322,500 Shares, which have an exercise price of $1.00 per Share and expire on July 20, 2018, and (ii) referencing an aggregate of 1,402,300 Shares, which have an exercise price of $1.05 per Share and expire on July 20, 2018, and (b) sold short put options (i) referencing an aggregate of 791,300 Shares, which have an exercise price of $1.05 per Share and expire on July 20, 2018, and (ii) referencing an aggregate of 1,723,200 Shares, which have an exercise price of $0.85 per Share and expire on July 20, 2018.

The Canadian Fund has (a) purchased call options (i) referencing an aggregate of 33,000 Shares, which have an exercise price of $1.00 per Share and expire on July 20, 2018, and (ii) referencing an aggregate of 34,900 Shares, which have an exercise price of $1.05 per Share and expire on July 20, 2018, and (b) sold short put options (i) referencing an aggregate of 19,800 Shares, which have an exercise price of $1.05 per Share and expire on July 20, 2018, and (ii) referencing an aggregate of 43,000 Shares, which have an exercise price of $0.85 per Share and expire on July 20, 2018.

The Separately Managed Accounts have (a) purchased call options (i) referencing an aggregate of 294,500 Shares, which have an exercise price of $1.00 per Share and expire on July 20, 2018, and (ii) referencing an aggregate of 312,800 Shares, which have an exercise price of $1.05 per Share and expire on July 20, 2018, and (b) sold short put options (i) referencing an aggregate of 188,900 Shares, which have an exercise price of $1.05 per Share and expire on July 20, 2018, and (ii) referencing an aggregate of 383,800 Shares, which have an exercise price of $0.85 per Share and expire on July 20, 2018.

Item 6 is hereby amended to add the following as the final paragraph thereof:

Pursuant to letter agreements, the Master Fund and certain of its affiliates have agreed to indemnify each of Messrs. Goldfarb, Evans and Faust against any and all claims of any nature arising from the solicitation of proxies at the 2018 Annual Meeting and any related transactions, actions or failures to act. A form of such indemnification letter agreements is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description

99.1	Press Release, dated March 20, 2018.

99.2	Form of Indemnification Letter Agreement.

99.3	Form of Power of Attorney.

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CUSIP No. 674482 10 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2018	FrontFour Master Fund, Ltd.

	By:	FrontFour Capital Group LLC as Investment Manager

	By:	/s/ David A. Lorber
		Name:	David A. Lorber
		Title:	Managing Member

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Opportunity Fund

By:	FrontFour Capital Corp. as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FrontFour Energy Fund

By:	FrontFour Energy GP Inc. as General Partner

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

20

CUSIP No. 674482 10 4

FrontFour Energy GP Inc.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

/s/ David A. Lorber
David A. Lorber

/s/ Zachary George
Zachary George

/s/ Stephen Loukas
Stephen Loukas, individually and as attorney-in-fact for Matthew Goldfarb, Steven P. Evans and Michael J. Faust

21

CUSIP No. 674482 10 4

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty Days

Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FRONTFOUR MASTER FUND, LTD.

Common Shares	39,578	1.1716	01/22/2018
Common Shares	185,419	1.1609	01/24/2018
Common Shares	16,309	1.1698	01/25/2018
Common Shares	6,761	1.1824	01/26/2018
Common Shares	16,579	1.0008	02/02/2018
Common Shares	26,377	0.9950	02/05/2018
July 2018 Call Option ($1.05 Strike Price)	7,890	0.1900	02/05/2018
May 2018 Put Option ($0.85 Strike Price)**	8,339	0.1000	02/05/2018
May 2018 Call Option ($1.20 Strike Price)	(8,099)	0.1000	02/05/2018
July 2018 Put Option ($0.85 Strike Price)*	(7,890)	0.1000	02/05/2018
Common Shares	15,500	0.9606	02/06/2018
Common Shares	28,331	0.9758	02/07/2018
May 2018 Put Option ($0.85 Strike Price)**	3,945	0.1000	02/07/2018
July 2018 Call Option ($1.05 Strike Price)	3,945	0.2300	02/07/2018
May 2018 Call Option ($1.15 Strike Price)	(4,168)	0.1000	02/07/2018
July 2018 Put Option ($0.85 Strike Price)*	(3,945)	0.1500	02/07/2018
Common Shares	89,161	0.9289	02/08/2018
Common Shares	23,176	0.8841	02/09/2018
May 2018 Put Option ($0.85 Strike Price)**	3,945	0.1000	02/09/2018
July 2018 Call Option ($1.00 Strike Price)	3,948	0.2000	02/09/2018
May 2018 Call Option ($1.15 Strike Price)	(3,945)	0.1000	02/09/2018
July 2018 Put Option ($0.85 Strike Price)*	(3,958)	0.1500	02/09/2018
Common Shares	3,995	0.9071	02/12/2018
Common Shares	11,600	0.9336	02/13/2018
Common Shares	18,000	0.9655	02/14/2018
Common Shares	20,400	0.9898	02/15/2018
Common Shares	14,300	0.9949	02/16/2018
May 2018 Put Option ($1.05 Strike Price)**	8,099	0.1800	02/16/2018

CUSIP No. 674482 10 4

July 2018 Call Option ($1.00 Strike Price)	7,922	0.2000	02/16/2018
May 2018 Call Option ($1.10 Strike Price)	(8,116)	0.1000	02/16/2018
July 2018 Put Option ($1.05 Strike Price)*	(7,913)	0.2000	02/16/2018
Common Shares	20,000	1.0087	02/20/2018
Common Shares	10,000	0.9552	02/21/2018
Common Shares	25,000	0.9863	02/23/2018
Common Shares	30,000	1.0146	02/26/2018
Common Shares	32,000	1.0005	02/27/2018
Common Shares	19,813	0.9479	02/28/2018
Common Shares	391,015	0.9090	03/01/2018
Common Shares	307,972	0.9300	03/02/2018
Common Shares	21,800	0.9779	03/06/2018
Common Shares	13,000	0.9110	03/07/2018
Common Shares	5,300	0.9515	03/08/2018
Common Shares	20,000	0.9597	03/09/2018
Common Shares	5,300	0.9465	03/13/2018
Common Shares	24,000	0.9317	03/14/2018
Common Shares	41,052	0.9207	03/15/2018
July 2018 Call Option ($1.00 Strike Price)	1,355	0.1400	03/15/2018
July 2018 Put Option ($0.85 Strike Price)*	(1,439)	0.0700	03/15/2018
July 2018 Call Option ($1.05 Strike Price)	2,188	0.1050	03/19/2018
July 2018 Put Option ($0.80 Strike Price)*	(2,003)	0.0400	03/19/2018
Common Shares	100,000	0.9255	03/19/2018
Common Shares	15,000	0.9173	03/20/2018

FRONTFOUR OPPORTUNITY FUND***

Common Shares	5,000	1.4330	01/24/2018
Common Shares	10,000	1.4385	01/26/2018
Common Shares	5,000	1.3860	01/29/2018
Common Shares	5,000	1.2800	01/31/2018
Common Shares	5,000	1.2300	02/02/2018
Common Shares	5,000	1.2400	02/05/2018
May 2018 Call Option ($1.20 Strike Price)	(196)	0.1000	02/05/2018
July 2018 Call Option ($1.05 Strike Price)	198	0.1900	02/05/2018
May 2018 Put Option ($0.85 Strike Price)**	195	0.1000	02/05/2018
July 2018 Put Option ($0.85 Strike Price)*	(198)	0.1000	02/05/2018
Common Shares	5,000	1.2158	02/06/2018
May 2018 Call Option ($1.15 Strike Price)	(99)	0.1000	02/07/2018

CUSIP No. 674482 10 4

July 2018 Call Option ($1.05 Strike Price)	98	0.2300	02/07/2018
May 2018 Put Option ($0.85 Strike Price)**	99	0.1000	02/07/2018
July 2018 Put Option ($0.85 Strike Price)*	(98)	0.1500	02/07/2018
May 2018 Call Option ($1.15 Strike Price)	(99)	0.1000	02/09/2018
July 2018 Call Option ($1.00 Strike Price)	99	0.2000	02/09/2018
May 2018 Put Option ($0.85 Strike Price)**	99	0.1000	02/09/2018
July 2018 Put Option ($0.85 Strike Price)*	(98)	0.1500	02/09/2018
Common Shares	5,000	1.2400	02/16/2018
May 2018 Call Option ($1.10 Strike Price)	(195)	0.1000	02/16/2018
July 2018 Call Option ($1.00 Strike Price)	198	0.2000	02/16/2018
May 2018 Put Option ($1.05 Strike Price)**	196	0.1800	02/16/2018
July 2018 Put Option ($1.05 Strike Price)*	(198)	0.2000	02/16/2018
Common Shares	10,000	1.2871	02/27/2018
Common Shares	10,000	1.1539	03/01/2018
Common Shares	4,500	1.2062	03/02/2018
Common Shares	2,000	1.2248	03/09/2018
Common Shares	2,000	1.2095	03/14/2018
July 2018 Call Option ($1.00 Strike Price)	33	0.1400	03/15/2018
July 2018 Put Option ($0.85 Strike Price)*	(36)	0.0700	03/15/2018
July 2018 Call Option ($1.05 Strike Price)	53	0.1050	03/19/2018
July 2018 Put Option ($0.80 Strike Price)*	(50)	0.0400	03/19/2018

FRONTFOUR CAPITAL GROUP LLC

(Through Separately Managed Accounts)

Common Shares	100,000	1.1803	01/19/2018
Common Shares	(90,000)	1.1785	01/19/2018
Common Shares	130,422	1.1716	01/22/2018
Common Shares	(170,000)	1.1677	01/22/2018
Common Shares	64,581	1.1609	01/24/2018
Common Shares	(250,000)	1.1538	01/24/2018
Common Shares	8,691	1.1698	01/25/2018
Common Shares	8,239	1.1824	01/26/2018
Common Shares	33,000	1.1372	01/29/2018
Common Shares	95,000	1.0582	01/30/2018
Common Shares	100,000	1.0350	01/31/2018

CUSIP No. 674482 10 4

Common Shares	27,000	1.0444	02/01/2018
Common Shares	18,421	1.0008	02/02/2018
Common Shares	1,323	0.9950	02/05/2018
May 2018 Call Option ($1.20 Strike Price)	(1,705)	0.1000	02/05/2018
July 2018 Call Option ($1.05 Strike Price)	1,912	0.1900	02/05/2018
May 2018 Put Option ($0.85 Strike Price)**	1,466	0.1000	02/05/2018
July 2018 Put Option ($0.85 Strike Price)*	(1,912)	0.1000	02/05/2018
Common Shares	12,123	0.9758	02/07/2018
May 2018 Call Option ($1.15 Strike Price)	(733)	0.1000	02/07/2018
July 2018 Call Option ($1.05 Strike Price)	957	0.2300	02/07/2018
May 2018 Put Option ($0.85 Strike Price)**	956	0.1000	02/07/2018
July 2018 Put Option ($0.85 Strike Price)*	(957)	0.1500	02/07/2018
Common Shares	5,839	0.9289	02/08/2018
Common Shares	1,824	0.8841	02/09/2018
May 2018 Call Option ($1.15 Strike Price)	(956)	0.1000	02/09/2018
July 2018 Call Option ($1.00 Strike Price)	953	0.2000	02/09/2018
May 2018 Put Option ($0.85 Strike Price)**	956	0.1000	02/09/2018
July 2018 Put Option ($0.85 Strike Price)*	(944)	0.1500	02/09/2018
Common Shares	3,705	0.9071	02/12/2018
May 2018 Call Option ($1.10 Strike Price)	(1,689)	0.1000	02/16/2018
July 2018 Call Option ($1.00 Strike Price)	1,880	0.2000	02/16/2018
May 2018 Put Option ($1.05 Strike Price)**	1,705	0.1800	02/16/2018
July 2018 Put Option ($1.05 Strike Price)*	(1,889)	0.2000	02/16/2018
Common Shares	(10,000)	0.9852	02/23/2018
Common Shares	(20,000)	1.0065	02/26/2018
Common Shares	(35,000)	1.0033	02/27/2018
Common Shares	(20,000)	0.9760	03/06/2018
July 2018 Call Option ($1.00 Strike Price)	112	0.1400	03/15/2018
July 2018 Put Option ($0.85 Strike Price)*	(25)	0.0700	03/15/2018
July 2018 Call Option ($1.05 Strike Price)	259	0.1050	03/19/2018
July 2018 Put Option ($0.80 Strike Price)*	(447)	0.0400	03/19/2018

CUSIP No. 674482 10 4

David Lorber

Common Shares	9,000	0.9889	02/22/2018
Common Shares	15,400	0.9891	02/22/2018
Common Shares	600	1.0099	02/22/2018
Common Shares	4,200	0.9861	03/05/2018
Common Shares	21,900	0.9864	03/05/2018
Common Shares	650	0.9860	03/05/2018
Common Shares	750	0.9814	03/05/2018
Common Shares	2,500	0.9789	03/05/2018
Common Shares	20,000	0.9395	03/16/2018
Common Shares	20,000	0.9333	03/16/2018
Common Shares	10,000	0.9199	03/16/2018
Common Shares	19,800	0.9179	03/16/2018
Common Shares	200	0.9176	03/16/2018
Common Shares	25,000	0.9215	03/16/2018

Stephen Loukas

Common Shares	15,800	0.9720	02/22/2018
Common Shares	15,800	0.9836	03/05/2018
Common Shares	5,450	0.9156	03/16/2018

* Represents a short sale.

** Represents a purchase to cover short position.

*** All prices for transactions in Common Shares are in Canadian Dollars and all prices for transactions in options are in U.S. Dollars.